FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

     BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, with respect to essential information that Banco de Chile’s Board of Directors has released to the securities market.

Santiago, 28 September, 2007
Mr. Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions
Present

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045, and Chapter 18-10 of the Compilation of Regulations of that Superintendency, I do hereby inform you that at the Ordinary Meeting held on 27 September 2007, Banco de Chile’s Board of Directors agreed to disclose the following essential information regarding this institution:

1. - Banco de Chile’s Board of Directors was informed on the analysis and supporting information regarding the evaluation and assessment of Banco de Chile, as well as the assets, liabilities and other rights, as it has been previously set forth, of the continuing legal corporation of Citibank N.A. Agencia en Chile’s business, and especially the report issued by J.P. Morgan Securities Inc. and J.P. Morgan Chile Limitada, for the purpose of an eventual merger between Banco de Chile and the aforementioned continuing legal corporation of Citibank N.A. Agencia en Chile.

2. - Pursuant to available and examined information to this date, the Board of Directors has deemed that Banco de Chile’s shareholders shall hold 89.56% ownership of the resulting merged bank and continuing legal corporation of Citibank NA’s shareholders shall hold 10.44% ownership of it.

3. - Banco de Chile will request authorization from the Chilean Superintendency of Banks and Financial Institutions for the merger by absorption into Banco de Chile of the continuing legal corporation of Citibank NA Agencia en Chile, according to what is provided in articles 35 bis of the General Banking Law and article 25 of Law Number 19,396.

4. - It is the intention of the Board of Directors for the merger to become effective from 1 January 2008 on.

5. - It is the Board of Directors determination to summon to a Extraordinary Shareholders Meeting in order to address the proposal to approve the merger between both institutions, upon obtaining the corresponding regulatory authorizations and will propose to said Shareholders Meeting, among other subjects, that the net income of each bank, for the year 2007, be distributed among the current shares of each institution.

Sincerely,
Fernando Cañas Berkowitz
President and CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO